UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D	☐ Form N-CEN
☐ Form N-CSR

For Period Ended: February 28, 2023

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
For the Transition Period Ended: __________________________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

NextPlay Technologies, Inc.

Full Name of Registrant:

Monaker Group, Inc.

Former Name if Applicable:

1560 Sawgrass Corporate Parkway, Suite 130

Address of Principal Executive Office (Street and Number)

Sunrise, Florida 33323

City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

NextPlay Technologies, Inc. (the “Company”) has determined that it is unable to file its Annual Report on Form 10-K for the fiscal year ended February 28, 2023 (the “Annual Report”) within the prescribed time period without unreasonable effort or expense. The Company requires additional time to finalize certain of the disclosures in its Annual Report, as well as the financial statements to be filed as part of the Annual Report on Form 10-K. The additional time is required due to changes in the Company’s management team, accounting team, and a lack of financial resources available to the Company, which have impacted the Company’s ability to, among other things, finalize the Company’s financial statements and footnotes thereto in a timely manner.

For the foregoing reasons, the Company requires additional time to complete the procedures relating to its year-end reporting process, including the completion of the Company’s financial statements, and therefore, the Company is unable to file the Annual Report by May 30, 2023, the prescribed filing due date for the Annual Report.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Nithinan Boonyawattanapisut	954	889-9779
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding l2 months (or for such shorter period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).	☒ Yes	☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?	☒ Yes	☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As described in Part III above, the financial statements included in the Annual Report will reflect the financial condition, results of operations and cash flows of the Company and certain of its wholly-and majority-owned subsidiaries, certain of which separated from the Company during the fiscal year ended February 28, 2023. As a result, it is anticipated that there will be significant changes in the Company’s results of operations during the fiscal year ended February 28, 2023 that will be included in the Annual Report when compared to the results of operations of the Company included in the Company’s Annual Report on Form 10-K for the year ended February 28, 2022. However, due to the substantial changes in the business and operations of the Company in connection with the foregoing, and the continuing preparation of the financial statements of the Company, the Company cannot, at this time, provide a reasonable estimate of the results of operations for the year ended February 28, 2023.

Forward-Looking Statements

The Company’s expectations regarding the timing of the filing of its Annual Report and its results of operations are forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, and actual events may differ from those contemplated by these statements. Forward-looking statements are subject to certain risks and uncertainties, including the Company’s, or its independent registered public accounting firm’s, inability to complete the work required to file the Annual Report in the time frame that is anticipated, including as a result of any issues or considerations that may be identified in the course of such completion; unanticipated changes being required in the Company’s reported operating results; additional uncertainties related to accounting issues generally; and other risks and uncertainties identified in the Company’s filings with the Securities and Exchange Commission. Except to the extent required by applicable law, the Company undertakes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

NextPlay Technologies, Inc.

(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 30, 2023	NextPlay Technologies, Inc.

	By:	/s/ Nithinan Boonyawattanapisut
Nithinan Boonyawattanapisut
Chief Executive Officer

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